FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.        Reporting Issuer

DONNER MINERALS LTD.
1360 – 605 Robson Street
Vancouver, BC V6B 5J3

Item 2.        Date of Material Change

April 10, 2003.

Item 3.        Press Release

News release dated April 10, 2003 was issued in Vancouver, BC and disseminated through Canada Stockwatch and Market News.

Item 4.        Summary of Material Change

The Issuer announces that the Issuer has engaged Rock Marketing Inc. ("Rock") of Vancouver, British Columbia to provide investor relation services for an initial term of 6 months, as more particularly described below.

Item 5.        Full Description of Material Change

The Issuer announces that the Issuer has engaged Rock Marketing Inc. ("Rock") of Vancouver, British Columbia to provide investor relation services for an initial term of 6 months. Rock will focus on servicing the Issuer’s European shareholders, bringing greater attention to the Issuer’s Frankfurt Stock Exchange listing, and introducing and presenting the Issuer to interested investors. The Issuer has agreed to pay Rock $5,000 per month.

Pursuant to the above, the Issuer has granted 300,000 investor relation stock options at a price of $0.155. The stock options expire on April 9, 2005.
.
Item 6.        Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.        Omitted Information

N/A.

Item 8.        Senior Officers

DAVID PATTERSON
CEO            Telephone: (604) 683-0564

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 10 th day of April, 2003.

DONNER MINERALS LTD.

Per:

"David Patterson"
David Patterson,
CEO